PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated July 9, 2025)	Registration No. 333-280973

COMPLETE SOLARIA, INC.

Up to 30,450,000 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 9, 2025 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280973). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the potential offer and sale of up to 30,450,000 shares of our common stock, par value $0.0001 per share (the “common stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Securityholder”).

The shares of common stock to which the prospectus and this prospectus supplement relate may be issued to White Lion pursuant to the Common Stock Purchase Agreement dated July 16, 2024 between us and White Lion, as amended by Amendment No. 1 to the Common Stock Purchase Agreement dated July 24, 2024, and as further amended by Amendment No. 2 to the Common Stock Purchase Agreement dated August 14, 2024 (as amended, the “White Lion Purchase Agreement”), establishing an equity line of credit. Such shares of our common stock include (a) up to 30,000,000 shares of common stock that we may elect, in our sole discretion, to issue and sell to White Lion from time to time during the White Lion Commitment Period (as defined below) under the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share) and (b) 348,837 shares of common stock (the “Commitment Shares”) issued to White Lion as consideration for it entering into the White Lion Purchase Agreement. See “The White Lion Transaction” below for a description of the White Lion Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

The actual number of shares of our common stock issuable to White Lion will vary depending on the then-current market price of shares of our common stock sold to the Selling Securityholder under the White Lion Purchase Agreement and are subject to the further limitations set forth in the White Lion Purchase Agreement.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholder. Additionally, we will not receive any proceeds from the issuance of the Commitment Shares to White Lion. However, we may receive proceeds of up to $30.0 million from the sale of our common stock to the Selling Securityholder pursuant to the White Lion Purchase Agreement after the date of the prospectus (assuming the shares are sold at a price of $1.00 per share). The actual proceeds from White Lion under the White Lion Purchase Agreement may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

The Selling Securityholder may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” in the prospectus for more information about how the Selling Securityholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholder will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution” in the prospectus.

Our common stock and Public Warrants are listed on The Nasdaq Stock Market under the symbols “SPWR” and “SPWRW,” respectively. On July 21, 2025, the last reported sales price of our common stock was $1.77 per share and the last reported sales price of our Public Warrants was $0.39 per Public Warrant.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 22, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2025

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 2.02. Results of Operations and Financial Condition.

On July 22, 2025, Complete Solaria, Inc. (the “Company”) issued a press release announcing its preliminary unaudited financial results for Q2 2025 (the “Preliminary Results”). The full text of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

The information in this Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure

The information furnished on Exhibit 99.1 is incorporated by reference under this Item 7.01 as if fully set forth herein.

The information in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by the Company under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Preliminary and Unaudited Financial Results

The Preliminary Results are preliminary and subject to our Q2 2025 closing, accounting and reporting processes. As a result, the Preliminary Results may change in connection with the finalization of our closing, accounting and reporting processes, and the financial statements for Q2 2025 may not represent the actual financial results for such quarter. In addition, the Preliminary Results are not a comprehensive statement of our financial results for Q2 2025 or any other period, should not be viewed as a substitute for full, audited financial statements prepared in accordance with generally accepted accounting principles, and are not necessarily indicative of our results for any future period.

Non-GAAP Financial Measures

In addition to providing financial measurements based on generally accepted accounting principles in the United States of America (“GAAP”), the Preliminary Results include certain financial measures that are not prepared in accordance with GAAP (“non-GAAP”). Management of the Company believes the non-GAAP financial measures included in the Preliminary Results, in addition to GAAP financial measures, are useful measures of operating performance because the non-GAAP financial measures do not include the impact of items that management does not consider indicative of the Company’s operating performance (as further detailed in the press release furnished as Exhibit 99.1), which facilitates the analysis of the Company’s core operating results across reporting periods. Such non-GAAP financial measures do not replace the presentation of the Company’s GAAP financial results and should only be used as a supplement to, not as a substitute for, the Company’s financial results presented in accordance with GAAP. Descriptions of and reconciliations of the non-GAAP financial measures used in the press released furnished as Exhibit 99.1 are included in such exhibit and related footnotes. Investors should carefully consider the GAAP results presented in the press release furnished as Exhibit 99.1, as well as our preliminary non-GAAP information and the reconciliations between these presentations included in the press release furnished as Exhibit 99.1, to more fully understand the Company’s business. Non-GAAP financial measures are reported in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

1

Forward Looking Statements

This Current Report on Form 8-K and the press release furnished as Exhibit 99.1 contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act about the Company and its industry that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “will,” “goal,” “prioritize,” “plan,” “target,” “expect,” “focus,” “forecast,” “look forward,” “opportunity,” “believe,” “estimate,” “continue,” “anticipate,” and “pursue” or the negative of these terms or similar expressions. Forward-looking statements in this Current Report on Form 8-K and the press release furnished as Exhibit 99.1 include, without limitation, the Preliminary Results, the Company’s expectations regarding positive non-GAAP operating profit, expectations and plans relating to headcount targets, cost control efforts, the Company’s expectations regarding its ability to attract and retain key employees and talent (including key industry players), and the Company’s expectations with respect to when it achieves breakeven operating income and positive operating income. Actual results could differ materially from these forward-looking statements as a result of certain risks and uncertainties, including, without limitation, the Company’s ability to implement further headcount reductions and cost controls, the Company’s ability to integrate and operate the combined business with the SunPower assets, the Company’s ability to achieve the anticipated benefits of the SunPower acquisition, global market conditions, the Company’s ability to attract and retain key employees and talent (including key industry players), any adjustments, changes or revisions to the Company’s financial results arising from its financial closing, accounting and reporting procedures, and other risks and uncertainties applicable to the Company’s business. For additional information on these risks and uncertainties and other potential factors that could affect the Company’s business and financial results or cause actual results to differ from the results predicted, readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025, the Company’s quarterly reports on Form 10-Q filed with the SEC, and other documents that the Company has filed with, or will file with, the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements in this Current Report on Form 8-K and the press release furnished as Exhibit 99.1 speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press release dated July 22, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.
Dated: July 22, 2025
	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

3

Exhibit 99.1

SPWR Q2’25: $67.5M Revenue, $2.4M Operating Profit

Vigorous Cost Cutting Offsets ITC-Related Revenue Drop

OREM, Utah (July 22, 2025) – SunPower, formerly d/b/a Complete Solaria, Inc. (“SunPower” or the “Company”) (Nasdaq: SPWR), a solar technology, services, and installation company, will present its Q2’25 results via webcast today Tuesday, July 22 at 1:00pm ET. Interested parties may access the webcast by registering here or by visiting the Events page within the IR section of the company website: https://investors.sunpower.com/news-events/events.

Fellow Shareholders:

The preliminary Q2’25 quarterly report of key financial parameters is shown below. The final Q2’25 quarterly report will be the 10Q report2 to be filed with the SEC on August 13, 2025.

SunPower Revenue & Operating Income1

Our First Two Quarters of 2025, Using Accounting Methods from Audited 10K

	GAAP[2]		NON-GAAP[3]
($1000s, except gross margin)	Q2 2025	Q1 2025	Q2 2025		Q1 2025
Revenue	67,524	82,740	67,524			827,40	[4]
Gross Profit	28,761	32,497	28,761			32,497
Gross Margin	43%	39%	43%			39%[4]
Operating Exp.	31,479	31,455	26,343			29,559
Operating Exp. (less commission)	22,424	23,771	17,288	[5]	21,875	[5]
Stock Comp., Intangible Costs[6]	5,136	1,896	0			0
Operating Income Exp.[6] (loss)	(2,718)[6]	1,042	2,418	[6]		2,938
Cash Balance[7]	11,125	10,553	11,125			10,553

[1]	Operating income based on the non-GAAP results posted on our website [us.sunpower.com].
[2]	To see our 2025 GAAP financial statements, go to the SEC 10Q filing on our website.
[3]	Our non-GAAP financials are used to run the company and differ from the official GAAP report in three ways: no non-cash amortization of intangibles, no employee stock compensation charges (already reflected in share count) and no one-time M&A or downsizing events. (See note 4.)
[4]	The Q1’25 revenue and gross margin reported in our unaudited April 30, 2025 shareholder letter were lower, $80,174 and 36%, respectively. These figures were accurate and conformed to our CSLR revenue recognition standards at that time. The numbers presented here are re-calculated to use the revenue recognition standards created for the merger, approved by our auditors.
[5]	Vigorous cost reduction program cut operating expense by $4,587.
[6]	GAAP operating income is $5,136 lower than non-GAAP operating income due to non-cash events: $3,717 in stock-based compensation and $1,419 in amortization of intangibles.
[7]	Cash balances exclude restricted cash.

SunPower CEO, T.J. Rodgers, commented, “My last shareholder letter presented models for the impact on the solar industry of losing the 30% ITC tax subsidy (“Free at Last”). That market elasticity model showed that our then-current revenue of about $80 million per quarter would shrink to $74.6 million when the effective ITC price increase cooled down the market in Q1’26. We then extended the model to study bigger quarterly revenue reductions to $71 million, at which the company still would be profitable. However, our Q2’25 actual revenue dropped to $67.5 million, further and faster than our predictions, but we still made a $2.42 million operating profit – due to a vigorous effort in reducing our operating expense from $21.9 million in Q1’25 to $17.3 million in Q2’25, a full $4.6 million improvement (footnote 5). In addition, we focused on our most profitable market segments, which raised gross margin from 39% to 43%.

Rodgers continued, “The ITC revenue deep freeze was so fast and steep, it reminded me of my hometown of Oshkosh, Wisconsin when I woke up on January 31, 1967, the day after a typical “balmy” +5oF degree winter day – and it was 18oF below zero. That was also the day of the famous 1967 Ice Bowl game in Green Bay in which the Packers beat the Dallas Cowboys to win coach Lombardi’s fourth NFL championship. (Two weeks later the Packers beat the AFL champion Kansas City Chiefs in a game that would later be re-named Super Bowl I.) To wrap up the analogy, our current bookings are warming up and indicate that Q2’25 will be the end of the revenue freeze.

When I got up on December 31, 1967, an arctic front had blasted us with windy (note the flag) -18oF weather on the day of the NFL Championship with the Dallas Cowboys, later dubbed the Ice Bowl. At that temperature, the fans’ breath immediately froze into an ice cloud that hung over Lambeau Field.

Summary of Q2’25 SunPower Results

●	Our revenue dropped to $67.5 million, but we remained profitable

●	Our operating profit was $2.42 million, about the same as the prior quarter, but on $15.2 million less revenue, because of $4.59 million in cost cutting – an effort still underway

Non-GAAP Operating Income

●	SunPower “found another gear” in its cost reduction program. We are now down to 861 people – each of whom will receive $500 in a stock bonus (about 0.4% annualized dilution) for excellent quarterly performance

SunPower Headcount History

Outlook

●	For Q3’25 vs Q2’25, we forecast modestly increased revenue (about $70 million)

●	And increased operating profit (about $3.0 million)

Subsequent Events

The SunPower estate signed an agreement with us on the last day of the quarter that authorizes us to collect all Old SunPower New Homes’ accounts receivable. This unnecessary AR controversy impeded collections in Q2’25, delaying $16 million in AR owed to our New Homes business that we are planning on being collected this quarter, with another tranche following in the fourth quarter.

SunPower joined the Russell 3000 and Russell Microcap Indices. It will expand our shareholder base and increase the liquidity of our stock. The Russell Indices are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies.

India low-cost finance center created. Chennai, where we’ve engaged with two companies, has become our low-cost center for finance, including SOX. Excelencia, a company that uses “Chartered Accountants,” aka CPAs, will be doing most of our accounting work, and MylAI will be using its proprietary AI software to automate business processes for us.

CFO Dan Foley is leaving SunPower. He and I agreed last year that he could leave SunPower, but not before the 10K was filed and he had created a low-cost finance center in India. That’s now done, and Jeanne Nguyen, our Chief Accounting Officer, has become the interim CFO. We would like to thank Dan Foley for his hard work during the last year as we acquired and integrated SunPower, a company 10 times our size.

CLO and General Counsel Chais Sweat has left SunPower. Our new CLO, Nicolas Wenker, joins us with extensive in-house legal experience and is local to our new headquarters in Orem, Utah. We would like to thank Chais Sweat for his energetic assistance during the transition period.

SPWR board member Dan McCranie (Biography), a storied semiconductor sales and marketing executive, and during his career a Board member for 10 NASDAQ companies – including ON, Freescale and Cadence, has become the EVP of sales for our consolidated sales force.

So, Why Isn’t the Stock Price Higher?

We are proud of how lean and efficient our organization is and how quickly we’ve turned our losses into profits. Investors also appreciate the work we’ve done to restore – and profit from – the iconic SunPower name. So, why isn’t our share price higher? As of last Friday 7/18, our “price to sales (P/S) ratio,” our market capitalization divided by our revenue, was

Price to Sales Ratio

Our basket of comparison tech stocks* has a stable P/S ratio of 2.5x (my old company, Cypress Semiconductor, had a 30-year median P/S ratio of 2.4x), but the solar industry has recently been under tariff and ITC pressure, which even caused the solar leader, SunRun, to bottom out at 0.7x, with a current recovery to 1.0x. So, why is SPWR dragging along at 0.54x despite good financial performance?

Fixing the Problems Reducing Price to Sales Ratio

On April 30, 2025 the title on the earnings release read “First Profitable Quarter in Four Years,” a remarkable recovery in only 180 days for a three-company merger. Directly after that, our shares lost the momentum gained by getting hammered twice in one week as shown below.

MarketWatch

Home > Investing > Stocks > SPWR > **Overview**

SPWR U.S.: Nasdaq

Complete Solaria Inc.

+ + CREATE AN ALERT

AFTER HOURS

$1.3800

0.00 0.00%

After Hours Volume: 14.2K

Last Updated: May 23, 2025 7:37 p.m. EDT

Delayed quote

CLOSE	CHG	CHG %
$1.3800	0.0200	1.47%

5D
$
%
VOL
$2.00
$1.75
$1.50
$1.25
Mon
Tue
Wed
Thu
Fri
2. M&A problem (Risk Factors)
1. House ITC bill pre-announced

VOLUME: 888.27K 65 DAY AVG: 589.23K

151% VS AVG

1.3800 DAY RANGE **1.4300**

1. The ITC Announcement drop was due to the first news leaks of the ITC cancellation.

2. Aggressive Risk Factor Presentation caused a share price drop just after our Q1’25 10Q was filed because of aggressively stated Risk Factors; for example, one risk factor said “…we may not achieve profitability…” in the very same quarterly report when the headline on our main report read “First Profitable Quarter in Four Years.” I now do a business check on the Risk Factors.

The actual Risk Factors (profit, cash flow, scale) themselves are an underlying problem: but our profitability is becoming higher and stable – in Q3’25 we intend to have a third consecutive quarter of profit which is likely to be the highest yet in the current run. And, we are working hard on acquisitions to grow inorganically to get to a more sustainable scale this year.

Bad reporting by stock services is a major problem about which I get multiple complaints. Yesterday, the first four SPWR articles on the Market Watch cellphone site were:

“Another Green Energy Subsidy Bust.” Aug. 9, 2024

“SunPower files for bankruptcy. It’s the latest blow for the troubled solar industry.” Aug. 6, 2024

“SunPower stock falls after solar power company files for bankruptcy.” Aug. 6, 2024

“SunPower files for Bankruptcy; to Sell Some Assets to Complete Solaria.” Aug. 6, 2024

Gentleman, why do you have your bots keep digging up dinosaur bones and beating us over the head with them? (To be completely fair, Market Watch is an excellent site and my prior complaint about ‘careless reporting’ was actually reported today.)

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, about us and our industry that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “will,” “goal,” “prioritize,” “plan,” “target,” “expect,” “focus,” “forecast,” “look forward,” “opportunity,” “believe,” “estimate,” “continue,” “anticipate,” and “pursue” or the negative of these terms or similar expressions. Forward-looking statements in this press release include, without limitation, our Q2’25 revenue projection, our expectations regarding our Q2’25 and fiscal 2025 financial performance, and expectations and plans relating to further cost control efforts. Actual results could differ materially from these forward-looking statements as a result of certain risks and uncertainties, including, without limitation, our ability to implement further headcount reductions and cost controls, our ability to integrate and operate the combined business with the SunPower assets, our ability to achieve the anticipated benefits of the SunPower acquisition, global market conditions, any adjustments, changes or revisions to our financial results arising from our financial closing procedures, the completion of our financial statements for Q2’25, and other risks and uncertainties applicable to our business. For additional information on these risks and uncertainties and other potential factors that could affect our business and financial results or cause actual results to differ from the results predicted, readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of our annual report on Form 10-K filed with the SEC on April 30, 2025, our quarterly reports on Form 10-Q filed with the SEC and other documents that we have filed with, or will file with, the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements in this press release speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SunPower assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Preliminary Unaudited Financial Results

The selected unaudited financial results for the Q2’25 are preliminary and subject to our quarter-end accounting procedures. As a result, the financial results presented in this press release may change in connection with the finalization of our closing and reporting processes and financial statements for Q2’25 and may not represent the actual financial results for such quarter. In addition, the information in this press release is not a comprehensive statement of our financial results for Q2’25, should not be viewed as a substitute for financial statements prepared in accordance with generally accepted accounting principles, and are not necessarily indicative of our results for any future period.

Non-GAAP Financial Measures

In addition to providing financial measurements based on generally accepted accounting principles in the United States of America ("GAAP"), SunPower provides additional financial metrics in this press release that are not prepared in accordance with GAAP ("non-GAAP"). Management believes the non-GAAP financial measures in this press release, in addition to GAAP financial measures, are useful measures of operating performance because the non-GAAP financial measures do not include the impact of items that management does not consider indicative of SunPower’s operating performance, such as amortization of goodwill and expensing employee stock options in addition to accounting for their dilutive effect, which facilitates the analysis of SunPower’s core operating results across reporting periods. The non-GAAP financial measures do not replace the presentation of SunPower’s GAAP financial results and should only be used as a supplement to, not as a substitute for, SunPower’s financial results presented in accordance with GAAP. Descriptions of and reconciliations of the non-GAAP financial measures used in this press release are included in the financial table above and related footnotes. We encourage investors to carefully consider our preliminary results under GAAP, as well as our preliminary non-GAAP information and the reconciliations between these presentations, to more fully understand our business. Non-GAAP financial measures are reported in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

Company Contacts:

Dan Foley	Sioban Hickie
CFO	Investor Relations
dfoley@completesolar.com	InvestorRelations@completesolar.com
(801) 477-5847

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (PRELIMINARY)

(In Thousands)

		COMPLETE SOLARIA, INC. - AS REPORTED Unaudited				SPWR- Unaudited
	Note	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025

GAAP operating income/(loss) from continuing operations		(7,544)	(9,494)	(29,970)	(21,501)	1,042	(2,718)

Depreciation and amortization	A	357	329	305	1,745	1,582	1,419

Stock based compensation	B	1,341	1,229	1,516	(1,019)	314	3,717

Restructuring charges	C	406	2,603	21,072	14,835	-	-

Total of Non-GAAP adjustments		2,104	4,161	22,893	15,561	1,896	5,136

Non-GAAP net Income (loss)		(5,440)	(5,333)	(7,077)	(5,940)	2,938	2,418

Notes:

(A)	Depreciation and amortization: Depreciation and amortization related to capital expenditures.

(B)	Stock-based compensation: Stock-based compensation relates to our equity incentive awards and for services paid in warrants. Stock-based compensation is a non-cash expense.

(C)	Acquisition Costs: Costs primarily related to acquisition, headcount reductions (i.e. severence), legal, professional services (i.e. historical carveout audits) and due diligence.

Source: SunPower